May 18, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re:	BioPower Operations Corporation (the “Company” or “our client”)
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated May 11, 2011, relating to the above- captioned Registration Statement on Form S-1. The Company has amended the Form S-1 in response to the SEC’s comments, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

General

Comment 1. Please revise your disclosure throughout the prospectus to provide the disclosure therein as of the most recent practicable date or the date of your most recent balance sheet, as appropriate.

Response: In response to this comment, we have revised the prospectus to provide disclosure therein as of the most recent practicable date or the date of the Company’s most recent balance sheet, as appropriate.

Use of Proceeds, page 10

Comment 2. We reissue comment seven of our letter dated April 25, 2011. We note the disclosure added to this amendment that “the investor or financing source will determine, after their review of the feasibility study, whether or not the project economics meets their financing criteria.” Please provide a more detailed discussion of the feasibility study, including who will prepare the study, what will be involved in the study, how the determination whether to proceed or not is made, and who will make this determination. Clarify the references to the investor or financing source making this determination. It is unclear why you will not be making such determination as to whether to proceed with the project or not, as we note the references to “our first biomass project.” Such disclosure should be provided throughout the prospectus. The business section should be substantially revised. We may have further comment.

Response: In response to this comment, we have clarified the Company’s disclosure in the Use of Proceeds and Business sections. Please see pages 10 and 18, respectively.

Comment 3. We note your added disclosure in the last paragraph of page 10 that “[o] or licensors have stated that each feasibility study will generally cost between $25,000 up to a maximum of $100,000 according to the complexity of each potential location.” This disclosure and your disclosure earlier on the same page that your “business plan calls for the implementation of one biomass project over the first twelve months,” appears to indicate that most of the proceeds allocated to business development costs relate to the list of possible expenses described in the last paragraph of page 10. In light of this, please provide additional detail on how you intend to allocate the proceeds for business development costs for different possible projects.

Response: In response to this comment, we have revised the disclosure on page 10 to provide more detail on how the Company intends to allocate the proceeds for business development costs.

Dilution, page 12

Comment 4. Please revise to present dilution based on the most recent balance sheet included in the registration statement (i.e., February 28, 2011).

Response: In response to this comment, we have revised the dilution based on the most recent balance sheet included in the registration statement.

Plan of Distribution, page 16

Comment 5. We note your response to comment 13 of our letter dated April 25, 2011. Please confirm that prior to requesting effectiveness you will identify the state(s) where your offering has been registered.

Response:  Please note that the Company will prior to effectiveness identify the state(s) where the offering has been registered.

Information with Respect to the Registrant, page 19
Description of Business, page 19

Comment 6. It appears that the licensors and financiers will be performing many of the operations and making many of the decisions discussed in this section. Please clearly discuss the company’s role in the biomass projects, including what role the company has in determining whether and how a biomass project goes forward. Also, you state at the beginning of this section that your proposed business is to develop and own sustainable biomass projects; however, this is inconsistent with disclosure elsewhere that others will determine the feasibility of a project and that you will search for joint ventures or partners for a potential project. Please reconcile and provide clear disclosure throughout the prospectus.

Response: In response to this comment, we have revised the business section to provide additional and clarifying disclosure. Please see pages 19 and 20.

Comment 7.  We note the disclosure on page 20 you have a team to commence business development activities, including developing potential joint venture/partner relationships. Clarify whether this team has had any discussions or negotiations, preliminary or otherwise, with any potential joint venture or partners.

Response: In response to this comment, we have revised the disclosure on page 20. At this time the Company has not moved forward with anyone to negotiate for potential land, prepare a feasibility study, and we have not presented anything to potential investors for their decision. Further, we have not submitted anything to a funding or financing source.  Please see page 20.

Comment 8. We reissue comment 14 of our letter dated April 25, 2011. We note the statement that Mr. Kohn paid for the address that was shared between Clenergen and BioPower. Please explain why Mr. Kohn paid for the shared office space and why the two entities shared a common address at the time. In addition, please explain the inaccuracy/misuse of the name Clenergen Biopower. The Form 8-K filed by Clenergen on November 10, 2009 and periodic reports after that Form 8-K clearly disclose that Clenergen BioPower was a subsidiary. We also note that Mr. Kohn was a director during that time period and signed the Form 10-K for the year ended October 31, 2009 as a director. Please explain the inconsistency.

Response: Clenergen’s operating offices are in the United Kingdom; India, Africa, Philippines, but not the in the United States.  Mr. Robert Kohn was the non-executive vice-chairman of Clenergen, a consultant to Clenergen and the U.S. contact for Clenergen until he resigned in January, 2011.  Since Mr. Kohn was the only U.S representative of Clenergen at the time, it made sense to Clenergen management and Mr. Kohn to maintain the same address.  Clenergen changed their address to Nevada when Robert Kohn resigned.

Clenergen BioPower, a subsidiary of Clenergen, had no relationship or ownership with BioPower Corporation, a Florida corporation that was started on September 13, 2010 or BioPower Operations Corporation, a Nevada corporation that was started January 5, 2011.  In November 2010, Clenergen Corporation entered into a license agreement with BioPower Corporation.

Comment 9. We reissue comment 16 of our letter dated April 25, 2011. We note your added disclosure regarding gasification and steam processes on page 20. Please expand on your discussion of how such services will be offered through Clenergen and the terms discussed in the license agreement with respect to such technologies.

Response: In response to this comment, we have revised the business section to provide additional and clarifying disclosure. Clenergen and Green Oil Planations will bid, like any other third party contractor, to provide such services. This will be done on a project by project basis and the terms will be worked out upon acceptance of a winning bid. The Clenergen and Green Oil license agreements do not cover remuneration for conversion technologies. Please see page 20.

Comment 10. We note that you deleted the discussion of combustion steam and gasification from page 26, while retaining a brief discussion of wood chip conversion technologies. It is unclear why you appear to put added emphasis on wood chip conversion technologies and why you no longer discuss other conversion technologies. Please bring back deleted disclosure as appropriate and revise to clarify your anticipated approach to such conversion technologies. We also note the deletion of the statements that you will only use Green Oil and Clenergen technologies on their respective energy crops. Please add back the disclosure or if this is no longer the case, provide clear disclosure.

Response: In response to this comment, we believe we have clarified the disclosure; and have added back a general statement about gasification and combustion. Further, the Green Oil and Clenergen statement was meant to indicate that the Company will only use their growing technologies and not their conversion technologies. The Company thought that this disclosure as written may have been confusing and determined to remove the statement. Please see page 26.

Comment 11. In this regard, it is also unclear how certain energy products listed in the table on page 28 differ from each other. For example, “[p]roducts which can be produced from energy crops through conversion technologies” and “bio fuels” would appear to include other energy products included in the table.

Response:  In response to this comment, we have replaced the table to clarify our business. Please see page 26.

Comment 12. Please provide the basis for your statement in the last paragraph of page 30 that “in South Korea, they have announced that their demand for wood pellets will be 9,000,000 tonnes per year by 2020 with their current supply at 25,000 tonnes per year.”

Response: We have provided in the registration statement the basis of the Company’s statement in the last paragraph on page 30.

Comment 13. We note the revised disclosure that Clenergen and Green Oil cannot develop plantations within your territories. Please clarify whether they can sell seedlings in your territories.

Response: In response to this comment, we have added disclosure stating that Clenergen and Green Oil cannot sell seedlings in our territory. Please see page 31.

Comment 14. We note your revised disclosure in the last paragraph of page 31 in response to comment 23 of our letter dated April 25, 2011. Please provide the basis for your statement that SilverLeaf has only been planted in one state in the United States in April 2011. For example, if SilverLeaf can only be planted by your licensor, Green Oil, and such information was provided by them, please clarify accordingly.

Response: The Company has been advised by Green Oil and their partners that they have planted SilverLeaf in Alabama in 2011. Please see the additional disclosure on page 31.

Comment 15. We partially reissue comment 24 of our letter dated April 25, 2011. Please discuss in greater detail the potential business arrangements with joint ventures, supply chain contracts, and financings for energy crop growing projects. In this regard, we note your disclosure in the fourth paragraph of page 34 that you have been “speaking to certain landowners.” In addition, provide a discussion of the specific anticipated methods of competition and how you may compete positively, negatively or neutrally with the types of companies discussed on page 32.

Response: In response to this comment, we have clarified our disclosure on pages 32 and 34. Further, the Company has determined to remove the disclosure that it has been speaking to certain landowners because at this time the discussions have been very preliminary in nature.

Comment 16. Please remove the reference to “certain technologies and knowhow” on page 32, as you state you have not identified the technologies and knowhow.

Response: In response to this comment, we have removed the reference stated above.

Comment 17. We note the first paragraph of page 33 where you state that Green Oil Plantations Ltd. and their partners “have just planted SilverLeaf in the United States in April in Alabama and will have seed available for our use as required.” Please reconcile this statement with your exclusive license to use Green Oil’s technology in the United States.

Response: In response to this comment, the Company has clarified the disclosure by stating that Green Oil has planted SilverLeaf in Alabama solely as a demonstration plot. Please see page 33.

Comment 18. We note the penultimate paragraph of page 34 where you added disclosure in response to comment 27 of our letter dated April 25, 2011. Please clarify this paragraph and the first paragraph of page 34 to clearly disclose, if true, that governmental approvals will be required, but you may seek to enter into agreements or joint ventures with parties that already have the required approvals. Furthermore, remove the reference to “we changed our statement,” because this might confuse investors only reading the most recent prospectus. Lastly, please disclose the discussions or negotiations, preliminary or otherwise, that you have had with landowners.

Response:  In response to this comment, we have clarified the Company’s disclosure on page 34 and have removed the reference stated above. Please see page 34.

Management’s Discussion and Analysis, page 40

Comment 19. Please update your results of operations to provide analysis of your most recent operating results (i.e., for the three months ended February 28, 2011) as are included in your financial statements.

Response: In response to this comment, we have updated the Company’s results of operation to provide analysis regarding the Company’s most recent operating results. Please see disclosure on page 40.

Security ownership of Certain Beneficial Owners and Management, page 42

Comment 20. Please add clear disclosure, such as through an additional column, to reflect the percent of voting class held by each entity, and by officers and directors as a group.

Response: In response to this comment, we have added an additional column to reflect the percent of voting class held by each entity, and by officers and directors as a group.

Transactions with Related Persons, Promoters and Certain Control Persons, page 43

Comment 21. We note your disclosure in Note 3 on page eight of your newly included interim financial statements that during December 2010 “the Company’s Director advanced $506” and “the Company’s Chief Executive Officer advanced $832” to the company. We also note your disclosure that during “January 2011, the Company’s Director advanced $631” to the company. Please discuss these related party transactions here and provide the disclosure required by Item 404 of Regulation S-K.

Response: In response to this comment, we have provided the disclosure requested. Please see page 43.

Comment 22. We reissue comment 33 of our letter dated April 25, 2011. Please disclose the amount of interest that has been paid and/or accrued on the related party loans. We note that you have not provided such disclosure for the January 2011 loan.

Response: In response to this comment, please note that the January 2011 loan accrued interest was $3.16 as of February 28, 2011.

Exhibits

Comment 23.  We note that Exhibit 10.25 is missing exhibits A and B. We also note that Exhibit 10.6 is missing Schedule 1. Please file these exhibits in their entirety. Furthermore, please file an executed Exhibit 10.25.

Response: In response to this comment, please note that the Company has filed exhibits A and B to Exhibit 10.25 and Schedule 1 to Exhibit 10.6. Further, we have filed an executed version of Exhibit 10.25.

We trust that the foregoing is responsive to the Staff’s comments.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

Peter J. Gennuso

CC: Robert Kohn, CEO